FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

COMMISSION FILE NO. 001-11130

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT ALU.PA - Alcatel Lucent SA and Nokia Oyj To Combine To Create An Innovative Leader In Next-Generation Technology And Services For An IP Connected World M&A Call EVENT DATE/TIME: APRIL 15, 2015 / 7:00AM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

C O R P O R A T E P A R T I C I P A N T S Matt Shimao Nokia Oyj - Head of IR Rajeev Suri Nokia Oyj - President and CEO Timo Ihamuotila Nokia Oyj - EVP and Group CFO Michel Combes Alcatel-Lucent SA - CEO C O N F E R E N C E C A L L P A R T I C I P A N T S Gareth Jenkins UBS - Analyst Vincent Maulay Oddo Securities - Analyst Kulbinder Garcha Credit Suisse - Analyst Andrew Gardiner Barclays - Analyst Richard Kramer Arete Research - Analyst Ehud Gelblum Citigroup - Analyst Francois Meunier Morgan Stanley - Analyst Sandeep Deshpande JPMorgan - Analyst Alexandre Peterc Exane BNP Paribas - Analyst Johannes Schaller Deutsche Bank - Analyst P R E S E N T A T I O N Matt Shimao - Nokia Oyj - Head of IR Hello, and thank you for joining us for today's conference call. I'm Matt Shimao, Head of Nokia investor relations. Rajeev Suri, President and CEO of Nokia; Michel Combes, CEO of Alcatel-Lucent; and Timo Ihamuotila, EVP and Group CFO of Nokia, are here in Paris with me today. During this call, we'll be making forward-looking statements that reflect Nokia's and Alcatel-Lucent's current expectations and views of future events and developments. These statements are predictions that involve risk and uncertainties related to the proposed combination. Actual results may, therefore, differ materially from the results we currently expect. Factors that could cause such differences can be both external, such as general economic and industry conditions, as well as internal operating factors, such as the ability of Nokia and Alcatel-Lucent and to Nokia's operations. We have identified such risks in more detail on pages 74 through 89 of our 2014 annual report on Form 20-F, our stock exchange release issued today, as well as other filings with the US Securities and Exchange Commission by Nokia and Alcatel-Lucent. With that, Rajeev, over to you. Rajeev Suri - Nokia Oyj - President and CEO Good morning, ladies and gentlemen, and thank you for joining us on this exciting and very significant day. We are delighted to be here to discuss with you our proposed combination with Alcatel-Lucent, and the opportunity it provides to create an innovation leader in next-generation network technology and services for the connected world. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 15, 2015 / 7:00AM, ALU.PA - Alcatel Lucent SA and Nokia Oyj To Combine To Create An Innovative Leader In Next-Generation Technology And Services For An IP Connected World M&A Call

This transaction brings together two businesses which have highly complementary portfolios and geographies, bringing together the best of fixed and mobile; IP routing; core networks; cloud applications; and services. This deal will enable us to create a European technology champion which has the portfolio, scope, scale, customer reach, and operational focus to deliver leadership positions in its chosen businesses. This transaction has been driven by our vision of where the world is going. There is already a profound shift underway. Consumers are looking to access data, voice, and video across networks of all kinds. In this environment, technology that used to operate independently now needs to work well together in order to make seamless connectivity a true reality. Together, Nokia and Alcatel-Lucent are uniquely positioned with a comprehensive end-to-end portfolio of next-generation network technology and services to help us achieve their goals; for example, by helping telecom operators to expand their offerings to quad play solutions. Nokia will create the foundation for seamless connectivity wherever people are. We will have advantages in a number of different areas. Firstly, innovation. Combining Bell Labs and Nokia FutureWorks under the iconic Bell Labs name will create an innovation powerhouse with more than 40,000 R&D employees and an annual R&D spend of around EUR4.7 billion. This will position us to accelerate the development of future technology, such as 5G, software-defined networking, cloud and analytics, as well as sensors and imaging. Secondly, an end-to-end portfolio of software, services, and products which will be weighted towards next-generation technologies, enabling us to provide better solutions to customers and access new opportunities in an expanded addressable market. Thirdly, customer reach, where we will have strength in all our key markets globally, allowing us to meet the changing needs of our broader customer base. Fourthly, operational scale. We will have the capability to deliver market leadership where we choose to compete, leveraging our model of operational excellence and efficiency to drive long-term profitable growth. As we take this next step forward, our focus on Nokia Technologies, as a significant driver of Nokia's shareholder value, remains unchanged. The deal presents a compelling strategic case, given the complementary fit of the businesses. But for the transaction to be successful, it also has to make financial sense and be executable. The transaction will create a company with a combined market cap of more than EUR45 billion, and net sales, on a combined basis in 2014, of EUR25.9 billion. Our offer provides Alcatel-Lucent's shareholders a 28% premium to the unaffected weighted average share price for the previous three months, and offers a fully diluted premium of 34%. At the same time, the transaction is expected to be accretive to Nokia's earnings on a non-IFRS basis in 2017. In addition, the proposed combined Company will target approximately EUR900 million of operating cost synergies in 2019. We're also targeting approximately EUR200 million in reductions in interest expenses in 2017. These targets assume the transaction closes in the first half of 2016. From an execution perspective, both companies have significant experience in successfully integrating business, and our teams are ready to begin this process. As you will have seen this morning, the transaction values Alcatel-Lucent at EUR15.6 billion on a fully diluted basis. Nokia will make an offer for all of the securities issued by Alcatel-Lucent through a public exchange offer in France and in the United States. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 15, 2015 / 7:00AM, ALU.PA - Alcatel Lucent SA and Nokia Oyj To Combine To Create An Innovative Leader In Next-Generation Technology And Services For An IP Connected World M&A Call

Nokia will offer 0.55 of the newly issued Nokia share for each ordinary share and American depository share of Alcatel-Lucent, giving Nokia shareholders 66.5% ownership of the fully diluted share capital of the proposed combined company, and Alcatel-Lucent's shareholders 33.5% ownership, assuming full public acceptance of the offer. Both Boards support the transaction. We anticipate that the transaction will close in the first half of 2016. However, there are a number of conditions which need to be satisfied for the transaction to take place, and these are detailed in the press release. The proposed combined company will be headquartered in Finland and operate as Nokia Corporation. It will have key locations across Europe and the rest of the world. France will become a 5G R&D center of excellence. It is planned that Risto Siilasmaa will serve as Chairman of the Company, and I will serve as President and Chief Executive Officer. The Board of Directors is expected to include three members from Alcatel-Lucent, one of whom would serve as Vice Chairman. Now, let me take you through more of the strategic backdrop to this transaction and the rationale behind it. The driver of the changes we are seeing in the world around us and the demands being placed on the networks of the future are increasingly complex. Demand for seamless and ubiquitous access is combining with ever-increasing requirements for network analytics and network intelligence. This is requiring broader, deeper, and more sophisticated end-to-end capabilities, which very few companies can offer. Combining Nokia with Alcatel-Lucent will take two companies with complementary individual [sense] and create an innovation leader who can meet these needs. The growing complexity of product demands is set against a number of other shifting industry paradigms. Customer consolidation has been ongoing for a number of years now and has created fewer, larger players with broader global needs. Convergence is happening rapidly across both fixed and mobile, as well as IP and cloud. Virtualization is leading to increased network efficiency and scalability. The proposed combined company will bring together the complementary capabilities of both companies to meet the challenges and opportunities before us with a broader product portfolio; enhanced customer reach; increased scale; and a focus on operational excellence. This will position us as a company with the number one or two position in most of our key businesses. Following the close of the transaction, we will have immediate leadership in technologies such as fixed broadband, LTE, IP routing, cloud, and analytics. We will have the ability to be a number one or two player in each key area we choose to compete in. We will have the scale and capability to drive change across the technology ecosystem and in the technologies, shaping the future of our industry. You can also see here that we will be number two in the carrier market for networking and IP licensing. We will have the scale to service the very largest global multi-national customers with a broader range of products across a wider geographic footprint, embedding us as the strategic partner of choice for the long term. We have already mentioned the complementary nature of the product mix between the two companies. The combination of this with our enhanced global reach means we can access telecom operators, Internet players, and large enterprises. In addition, there are emerging opportunities, such as the shift to the cloud, the Internet of Things, and the industrial Internet. We will have the potential to sell a more comprehensive end-to-end portfolio to a broadened sales channel, to an addressable market approximately 50% larger than the current addressable networks market for Nokia alone. Based on our estimates, the addressable market for the proposed combined Company would increase from approximately EUR84 billion to around EUR130 billion. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 15, 2015 / 7:00AM, ALU.PA - Alcatel Lucent SA and Nokia Oyj To Combine To Create An Innovative Leader In Next-Generation Technology And Services For An IP Connected World M&A Call

Furthermore, this larger market has a stronger growth profile. The proposed combined Company is expected to have an estimated market CAGR of approximately 3.5% for 2014 to 2019. Likewise, the complementary nature of the geographical mix brings better balance to the Group overall. The strength of Alcatel-Lucent in the US means that we will be the market leader there. Nokia brings strength in Asia Pacific, where we will expand our number one foreign vendor LTE position to become the largest foreign vendor overall in China. The transaction will virtually double our business in both Latin America and Europe. This deal is transformational in many ways, but it is also the next logical step for both companies as they have both been through their own periods of restructuring and repositioning already. This gives us both the knowledge and the experience to deliver on our plans whilst minimizing any execution risks surrounding this transaction. Nokia has already dramatically transformed itself from the company it was a few years ago, whilst Alcatel-Lucent has all but completed its successful shift program. Both companies have refocused their businesses and improved efficiencies. Nokia, for example, has delivered double-digit efficiency gains in R&D in recent years. By combining, we will be able to push forward our strategic plans further and faster together than we could on our own. This transaction is about delivering a company which is not only able to create the foundations for future seamless connectivity, but can also deliver value for all of our key stakeholders. We have already talked about the enhanced value for customers from our end-to-end portfolio of software, services, and products; our enhanced customer reach; our increased scale; and our depth of innovation resources, making us a natural partner for a fast evolving, converging customer world. For investors, there is significant opportunity to benefit from a deal that is financially disciplined, offers near-term financial upside, as well as longer-term benefits from synergies. It also offers a stronger financial base from which to grow, invest, and position the Company for long-term success. For employees, there will be an expanded range of global opportunities to work in an innovation powerhouse with the world-leading knowledge and expertise; an entrepreneurial spirit; and to be part of a global leader. This is a unique chance to work with, and learn from, the best in the industry. You can see here, in greater detail, how the two portfolios fit together and bring that [complementarity] of fit, which is a key part of this transaction. Our significant combined R&D spend is amongst the largest in the industry. We will have more than 40,000 R&D employees, of which over 35,000 are software engineers. Now, to explain the value this transaction could create for investors, I will ask Timo to run through the financial aspects in more detail, before concluding this presentation. Timo Ihamuotila - Nokia Oyj - EVP and Group CFO Thank you, Rajeev. And good morning, everybody. I think this transaction gives both of our companies the opportunity to build on, and benefit from, all the hard work that has been done in recent years to focus our respective businesses and put these companies on a firmer financial footing. Together, we will be able to build a stronger, leaner, fitter business for the long term. Focusing first on the potential opportunities from this transaction, we are targeting operating cost savings of approximately EUR900 million in 2019. We have identified four clear areas where we believe these will come from. Firstly, organizational streamlining, including rationalization of overlapping products and services, support functions, and regional and sales organizations. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 15, 2015 / 7:00AM, ALU.PA - Alcatel Lucent SA and Nokia Oyj To Combine To Create An Innovative Leader In Next-Generation Technology And Services For An IP Connected World M&A Call

Secondly, a reduction in various overhead costs in real estate; manufacturing and supply chain infrastructure; information technology; and overall general and administrative expenses, including redundant public company costs. Thirdly, procurement, given the expanded purchasing requirements of the proposed combined company. And finally, R&D efficiencies, particularly in wireless. We have also identified approximately EUR200 million of reductions in interest expenses in 2017. We have already mentioned the potential for new revenue opportunities as we serve a larger addressable market with a wider product set. Then, a couple of words on the overall business portfolio. We have also announced today that we have initiated a review of strategic options for our HERE business. This review is ongoing and it may, or may not, result in a transaction. And any further announcements about HERE will be made in due course, as appropriate. Furthermore, we will undertake, in due course, a detailed review of the combined company portfolio to identify any possible divestment opportunities and non-core assets. The transaction will create a Group which would have had combined net sales in 2014 of EUR25.9 billion, with a non-IFRS operating profit of EUR2.3 billion. This equates to a non-IFRS operating margin for the combined Group of 8.7%. With the additional benefit of a targeted operating cost synergies, the non-IFRS operating margin would have been over 12%. The proposed combined company will benefit from enhanced financial resources for growth and investment purposes. It would have had a net cash position of EUR7.4 billion at the end of 2014, assuming all Alcatel-Lucent's and Nokia convertible bond converted to equity. This will support our ambition to re-establish our long-term investment grade rating. This transaction has been structured in a careful and disciplined way to make it attractive to Alcatel-Lucent's shareholders today, but also to offer a potential for upside to Nokia shareholders over the long term. With the targeted operating cost synergies and interest expense reductions, plus the potential revenue benefits from the expansion of our addressable market, as well as the potential to identify any additional non-core assets, the opportunity to create value for our shareholders is clear. Then, turning to the capital structure, we have already mentioned the strong financial position the proposed combined company would be begin with and how that supports our long-term goal to establish an investment grade credit rating. As part of this process, we intend to manage the combined capital structure to retain significant gross and net cash positions, and by proactively reducing indebtedness. This includes our intention to exercise an early repayment option for our EUR750 million convertible bond in the fourth quarter of 2015, which is expected to result in the full conversion of this instrument to equity prior to the closing of this transaction. We have decided to suspend our share buyback program, effective immediately, until the transaction closes. Following this, we intend to evaluate what would be the right capital structure optimization program for the future combined company. In terms of dividend, this transaction does not alter our ability, or intent, to continue annual dividend payments, and, as such, the Board's proposed dividend of EUR0.14 for 2014 is maintained. And, with that, I'll hand it back to Rajeev. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 15, 2015 / 7:00AM, ALU.PA - Alcatel Lucent SA and Nokia Oyj To Combine To Create An Innovative Leader In Next-Generation Technology And Services For An IP Connected World M&A Call

Rajeev Suri - Nokia Oyj - President and CEO Thank you, Timo. This proposed transaction will also create significant opportunities for our employees, allowing us to attract, retain, and develop the best talent available globally; another source of long-term competitive advantage. We are making explicit commitments to France as part of this proposed transaction. I mentioned our intention to create a 5G R&D center of excellence in France. We also intend to open a cyber-security lab in France, similar to our existing facility in Berlin, in order to support European collaboration on this topic. We will also continue to focus in France on Bell Labs and on wireless R&D. In addition, Nokia intends to maintain employment in R&D in France that is consistent with Alcatel-Lucent's end-2015 Shift Plan commitments. Furthermore, upon the closing of the proposed transaction, Nokia intends to establish a EUR100 million investment fund to invest in startups in France with a focus on the Internet of Things and the industrial Internet. Nokia and Alcatel-Lucent also have a long history in the United States, where we remain committed to meeting the needs of all our customers. In China, Nokia would own Alcatel-Lucent 50%, plus 1 shareholding in Alcatel-Lucent Shanghai Bell; a joint venture supervised by the State-owned Assets Supervision and Administration Commission of China. Both companies support the Chinese Government's ambitions to encourage a climate for indigenous innovation and technology development through the Internet Plus and Made in China 2025 initiatives. The proposed combined Company intends to remain committed to China, and plans to continue enabling local innovation with fast, smart, secure, and reliable networks built with its Chinese partners. There are a number of stages for this transaction to go through, before we anticipate a closing in the first half of 2016. We expect that the remainder of 2015 will constitute a review period, consisting of regulatory and merger-control review in a number of jurisdictions, AMF review, and other transaction approvals and reviews. Nokia plans to convene an extraordinary general meeting to pass the resolutions necessary to implement the combination and the public exchange offer, after the receipt of relevant regulatory approvals. Nokia's Board of Directors will subject to its fiduciary duties to recommend that its shareholders vote in favor of such resolutions. At this point, I would like to ask Michel Combes, CEO of Alcatel-Lucent, whom I have known for a number of years, and who I have respected as a competitor, but now welcome as a partner, to provide some remarks on his perspective of the combination of our two companies. Michel Combes - Alcatel-Lucent SA - CEO Thanks, Rajeev. Good morning, and welcome to everyone. Before concluding remarks and Q&A, let me add a comment from the Alcatel-Lucent angle. As a Board who is supporting the combination, I am convinced that it is a powerful project with long-term value creation for its different stakeholders. I am really proud and happy to be with Rajeev today. Rajeev came to France, which is great. He is starting to learn French, which is even better. And so, I am very happy and proud to be with him to present what I qualify as the right combination at the right time, offering an unparalleled opportunity to create a European champion, and you know that I have always been very vocal on this, with a real reach all over the planet; and strong leadership positions in all major market network segments; and uniquely positioned to seize market opportunities coming with the next generation of network technology; and, on top of that, with a true leader, Rajeev, whom I have known for many years. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 15, 2015 / 7:00AM, ALU.PA - Alcatel Lucent SA and Nokia Oyj To Combine To Create An Innovative Leader In Next-Generation Technology And Services For An IP Connected World M&A Call

I used to have Rajeev as a provider a few years ago, he was a tough one, I have to say; then, a competitor in the past two years, and I have always had a lot of respect. And I hear that he has made tremendous work leading Nokia in the past few years, and I have no doubt that he will be a tremendous leader for this new combined company. And so I am happy to give him the, so let's say, opportunity to lead the show for the next coming years. I will remain a demanding shareholder. When I joined Alcatel-Lucent two years ago, the Group had come very close to bankruptcy, threatened by serious financial and operational weaknesses. The emergency and priority was to put the Group back in the game and provide it with a true industrial project. This was the purpose of the Shift Plan, which I presented at that stage, and which was phased in three major steps. First step was about taking the necessary actions to avoid bankruptcy, and to fix our balance sheet and restore operational efficiency. Strong refinancing actions were [concentrated] throughout 2013 and H1 2014 under the strong leadership of Jean Raby with the reimbursement of the secured loan, bringing this refinancing chapter to a close. Equally, strong actions were taken to redefine our business model and [exit] our cost base with the whole management team, mainly led by my CEO, Philippe Guillemot. Quarter after quarter, we have consistently delivered cost savings and operational improvements, ultimately reinforcing underlying profitability and free cash flow profile, while solidifying the entire organization. In 2013, we were back to profitability, just after seven months in the place. In 2014, the Group recorded a positive free cash flow pre-restructuring, for the first time ever since the merge in between Alcatel and Lucent. So, I guess that we can say that the first step was really successful. Second step was about giving the Group a true industrial project and a vision for the future. At that stage, it appeared very clear to me that the industry was moving to 5G; that 5G is not just about the radio. 5G is about, of course, radio, but also backhaul, which requires ultra broadband fixed access, as well as IP core and cloud for network function utilization. Hence, I decided to reposition the Group on those different technologies, in order to be able to lead the industry towards this 5G migration. At the end of 2014, the transition of our product portfolio was mostly completed. We have reduced our dependence on legacy technologies and have reallocated our resources towards IP, cloud, and ultra broadband. More than two-thirds of our revenue came from these activities in 2014, compared to about half in 2012. Those activities have grown, on average, by 15% year after year, in between 2012 and 2014. On top of that, we have made encouraging inroads in customer segments outside our traditional telecommunication operator space, where gross potential is/was for Alcatel-Lucent, and is for the new Nokia Group. We have re-ignited innovation with 85% of our R&D effort, redeployed towards next-generation technologies, the launch of a new engagement model with Bell Labs, and external partnerships with Qualcomm, Intel, and [Swiss] (inaudible). Yes, I guess that 2014 was a successful year, proven by the new wins that we delivered; and also proven by the fact that during this year the all industry embraced the strategy we decided to move in, and most of our competitors decided to integrate all those type of technologies in their portfolio. First step is today, and is ongoing, is about ensuring that we have the required resources to build a successful and sustainable future. In this regard, the combination of our groups brings the means to accelerate our strategy vision, giving the financial strength and critical scale needed to achieve our transformation; and, as Rajeev said, scale and scope needed to attract the best talents, to make sure that we have the right partner for the customers, and to make sure that we become the true worldwide leader to pave the way for the 5G transformation. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 15, 2015 / 7:00AM, ALU.PA - Alcatel Lucent SA and Nokia Oyj To Combine To Create An Innovative Leader In Next-Generation Technology And Services For An IP Connected World M&A Call

So, for those shareholders which have supported our turnaround plan over the last two years, I strongly believe it is the opportunity to continue to participate in the industrial project that I initiated with the Shift Plan, although with the means to accelerate its realization. I strongly believe that this combination will be successful as, first, its consistence with industry evolution. Second, the two companies, which are going to combine are [LC companies], which have made their own turnaround in the past two years. And third, I guess that we have elected for a very clear governance, which gives, day one, the responsibility to lead this company to Rajeev and Risto, with, of course, leveraging the management of both groups, and so with no politics in between the companies, which has always been a headache in previous transactions in this industry. So I think that's all the conditions are there together in order to make sure that this new step will be extremely successful. And, as you can hear in my voice, I am extremely supportive. Thanks. Rajeev? Rajeev Suri - Nokia Oyj - President and CEO Thank you, Michel. And thanks, also, for the very kind words. Now, we believe we have the building blocks in place to make this a successful transaction. We've been clear on the leadership of the company from day one, and have already made a number of key decisions, such as the use of the Nokia name, to reduce uncertainty, governance, execution risk. Both companies share a common vision of the future, and both can draw on recent relevant integration experience. We're a good match, and this strengthens our potential for success. While some of our past integration experiences have been painful, at times you should not be thinking about swap-out costs in the same way as in the past. Open interfaces and LTE and cloud core today allow more rapid and efficient integration. CPRI, our common public radio interfaces, is a good example of how open interfaces can enable equipment from different vendors to work together in ways that were not possible before. And importantly, we are putting in place an integration planning committee so we will be ready to start executing together immediately after the transaction closes. In summary, we believe this is a transformational combination, which will drive value for all stakeholders. This is a unique opportunity to create an innovation leader in next-generation technology and services for the connected world. The complementary product portfolios and expanded customer reach mean the proposed combined company will be able to offer seamless end-to-end solutions across products, software, and services on a global basis. The combination of leadership positions in future technologies, such as 5G, cloud, core, and IP networking, position Nokia as a natural partner for our customers over the long term. The proposed transaction offers compelling long-term value to shareholders, customers, and employees; and that is why I firmly believe this is the right deal, with the right logic, at the right time. And, with that, we would be happy to take your questions, so, Matt, please go ahead. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 15, 2015 / 7:00AM, ALU.PA - Alcatel Lucent SA and Nokia Oyj To Combine To Create An Innovative Leader In Next-Generation Technology And Services For An IP Connected World M&A Call

Q U E S T I O N S A N D A N S W E R S Matt Shimao - Nokia Oyj - Head of IR Thank you, Rajeev. For the Q&A session, please limit yourself to one question only. Jonathan, please go ahead. Operator Gareth Jenkins, UBS. Gareth Jenkins - UBS - Analyst One quick question; and maybe just a clarification, a clarification on the EUR900 million, if I could. Is that a synergies starting from the closure of the deal in 2016? Or is it an OpEx reduction [nugget] for 2019 from the existing combined base, i.e., including Alcatel-Lucent's existing Shift Plan of about EUR300 million for this year? And then just secondly, the actual question, on the US regulatory situation, I just wondered whether you could give a bit more detail around that, and whether you've had feedback from US carriers that they are in agreement and approve of what you are in the process of doing. Thank you. Michel Combes - Alcatel-Lucent SA - CEO On the second piece of the question, I can maybe answer, because, let's say, as you know, Alcatel is heavily involved in the US. So, as you can expect when you do such a transaction, at least you have some informal discussions with the major customers just in order to make sure that they will support such a combination. And I can report to all of you that we -- and I have had personal discussions with the three main carriers in the US, which are all supportive to this transaction. So I guess that it will help [and facilitate] the regulatory approval in the country, where I don't really foresee major issue. On top of that, as Rajeev has mentioned, we are also going to extend the reach of Bell Labs, which will embrace the whole research of the Group, in terms of network research. So, which I guess also is a good sign of our strong involvement in the US. So I foresee a smooth process in the US, but, of course, will go through the existing process, as usual. Timo Ihamuotila - Nokia Oyj - EVP and Group CFO Okay, and then, thanks, Gareth, on the cost question, basically, the EUR900 million is from the current company's combined cost base; and it includes both OpEx, as well as [comps] items, items like organizational streamlining, overhead costs, like real estate and IT, procurement, and then R&D synergies, mainly wireless. And, as we said, on top of that we have EUR200 million [only] cost savings expected year 2017. Your question -- Gareth Jenkins - UBS - Analyst Sorry, Timo, that's from 2014? 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 15, 2015 / 7:00AM, ALU.PA - Alcatel Lucent SA and Nokia Oyj To Combine To Create An Innovative Leader In Next-Generation Technology And Services For An IP Connected World M&A Call

Timo Ihamuotila - Nokia Oyj - EVP and Group CFO (multiple speakers) delivery, because I guess that there was a question whether it was an overlap, or not. So, but it will deliver the full shift, and then you have your synergies. Michel Combes - Alcatel-Lucent SA - CEO But in today's running numbers, yes. Gareth Jenkins - UBS - Analyst Sorry -- Matt Shimao - Nokia Oyj - Head of IR Jonathan, next question, please. Operator Vincent Maulay, Oddo. Vincent Maulay - Oddo Securities - Analyst For which reason do you not mention tax credit synergies? And maybe a quick follow up on the US wireless clients. I suppose they will ask for a five-year road map Alcatel-Lucent platform evolution, so what kind of synergies you could expect in US? Timo Ihamuotila - Nokia Oyj - EVP and Group CFO Maybe I'll answer the tax credit question. So, yes, we have carefully analyzed, of course, together with John and other people at Alcatel-Lucent, the situation regarding tax, based on publicly available information, and we feel that there are possibly opportunities there. But, as we all know, that is something which will require a through thinking through the restructuring phase of the transaction. And, in that sense, your point is -- to point out possible tax credits both, actually, in the US, as well as in France, is correct. Rajeev Suri - Nokia Oyj - President and CEO The US customers, just like Michel has had discussions, I have too; and clearly, they are very supportive of this move. It's very complementary. And, as we had in the past, we expect that we will be able to streamline the road maps even swifter, without having the same kind of swaps and swap costs that were existent back in the days of NSN at the beginning, or, in fact, at Alcatel-Lucent. Because there are interfaces, like I said, (inaudible) that allow you to -- for us to talk our base station and talk to the Alcatel-Lucent base station, so minimizing the swaps therefrom. And I think customers will be supportive in order to help us facilitate that streamlining as fast as possible. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 15, 2015 / 7:00AM, ALU.PA - Alcatel Lucent SA and Nokia Oyj To Combine To Create An Innovative Leader In Next-Generation Technology And Services For An IP Connected World M&A Call

Operator Kulbinder Garcha, Credit Suisse. Kulbinder Garcha - Credit Suisse - Analyst A question for Rajeev, I guess. What level of dis-synergies do you expect, Rajeev? Because I guess you're trying to play down the idea that there won't be any disruption on the swap side, and I'm wondering what dis-synergies there might be and how you've anticipated them. And then, the EUR900 million savings numbers, kind of a linked question, that's a gross savings number. Is there any new investments that you have to make, so in terms of the benefit that you accrue, to your margins going forward will be lower than EUR900 million? Is that the right way of thinking about it? Or do you think you can retain all of those savings, and shareholders will benefit from that entirely in terms of higher margins? Many thanks. Timo Ihamuotila - Nokia Oyj - EVP and Group CFO Maybe, I'll take this one, and then you can continue. So, first of all, on the revenue dis-synergies, yes, there could be some. But, again, we have very complementary product portfolios, and also geographical presence, so, in that sense, we do not expect that to be a major case. But we always know that in these kind of transactions there could be situations which are difficult to foresee beforehand. And, in that sense, the EUR900 million number is a gross savings number which we are expecting to see happen from costs reductions. Rajeev Suri - Nokia Oyj - President and CEO Yes, and that's fine. I think there are, of course, revenue synergy opportunities in terms of using some of the portfolio of Alcatel-Lucent then selling it to our base of customers, take IP routing as an example, and there are multiple such examples. But we're also being prudent, Kulbinder, in terms of learning from the past in terms of what possible dis-synergies could happen as well. Operator Andrew Gardiner, Barclays. Andrew Gardiner - Barclays - Analyst Just another one on the cost synergy side of things to follow up on the first question there. It was a bit garbled on the call, but you are intending to deliver the full Shift Plan savings, as planned by Alcatel-Lucent, this year, and then the EUR900 million of gross savings for the new company is on top of that? Is that correct? Timo Ihamuotila - Nokia Oyj - EVP and Group CFO Yes, that is the correct plan for there. Andrew Gardiner - Barclays - Analyst Okay, thank you. Also, and just quickly on the last one, the Juniper/Nokia relationship, how will that transpire from here in, just in relation to what you just mentioned, Rajeev, in terms of the IP routing synergies, the revenue synergies? 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 15, 2015 / 7:00AM, ALU.PA - Alcatel Lucent SA and Nokia Oyj To Combine To Create An Innovative Leader In Next-Generation Technology And Services For An IP Connected World M&A Call

Rajeev Suri - Nokia Oyj - President and CEO Naturally, we'll prioritize our own portfolio over time, but we have still go into those partnership discussions. Operator Richard Kramer, Arete Research. Richard Kramer - Arete Research - Analyst Just a quick clarification, first, on leaving Alcatel Shanghai Bell in place. Will you have two separate businesses in China, one Nokia China and one Alcatel Shanghai Bell, partly owned by the Chinese Government? And, Rajeev, you've clearly stated at the CMD that you weren't going to pursue large acquisitions. And looking back at NSN, it took seven years and about EUR7 billion of charges before it got back to previous margins. What's different now? And what sort of impact are you expecting in the next 12 to 15 months on the current business, while you obviously have all these distractions in place and customers are going to be questioning which product set you'll be going forward with? Thanks. Rajeev Suri - Nokia Oyj - President and CEO Richard, on the China question, I will be in China soon, and Michel will be going with me as well, to meet our partner in China, [Waseen]; and then, we will go with the discussions as to what is the best strategy for our channel in China. On your second question, it's very important, it's a relevant one. Notably, I have been part of the learnings, good and bad, personally, so I understand exactly what not to repeat in terms of mistakes. We're going to try and hit the ground running, so we will, this Friday, announce internally an integration leader. We will start integration planning, within the limits of the leader framework, and start to look at portfolio rationalization and all those things that will matter that will allow us to hit the ground running. Now, the way I've done it in the restructuring phase, so I will establish an integration steering board, just as I did a restructuring steering board in the past. And then, I will have the management team, which is separate from that, focusing on today's business, so as we're not distracted. At the same time, through the integration steering board, we will be preparing for the best possible integration plan to start day one on a strong footing. So, lots of learnings; we will apply a lot of the learnings. But I think I would say that both Alcatel-Lucent and Nokia Networks have been stronger in the last two years in establishing the right governance models and the right operating models to win in the marketplace, as opposed to the last seven, if you like, in the first five, many of those years were a bit difficult. And I think that's where we are starting from. And so, this is not a combination that's beginning on weakness, which arguably you could say was in the past at NSN and [EL]. This is a combination with momentum and from a position of strength. And I think Michel mentioned this, and this is a very important point, governance is clear. This is not a JV. This doesn't have conflicting situations in the Board. This is very, very clear and allows us to really have no politics, no-nonsense approach to running the business. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 15, 2015 / 7:00AM, ALU.PA - Alcatel Lucent SA and Nokia Oyj To Combine To Create An Innovative Leader In Next-Generation Technology And Services For An IP Connected World M&A Call

Operator Ehud Gelblum, Citigroup. Ehud Gelblum - Citigroup - Analyst A quick clarification and a question, Michel, of the proposed summary and IPO, subsea IPO, that you talked about in the second half of the year; I wonder if that is still on plan or if that changes, given the what's happening right now. And then, Rajeev and Timo, in terms of a couple of a questions about the deal; why now? Why didn't you wait 'til the end of the year, or in the next year after the Shift Plan was complete? Why did you feel the need to do it now? And why was it structured all in stock and not use some cash to (inaudible) of the deal? Appreciate it. Thanks. Michel Combes - Alcatel-Lucent SA - CEO So, on Alcatel Submarine Networks, nothing change in what we intend to do, which was to give ASN the opportunity to drive its own future. I said, in the past, that we were considering an IPO in order to do that. I think it's fair to say that today all the options are open, meaning either an IPO, or a spin-off, and/or a straight sale. But whatever the way will be selected, I mean that with the intent to allow ASN to become a fully independent company from the new Nokia. Rajeev Suri - Nokia Oyj - President and CEO The why now question, there's never a perfect time to do these things. But why now, because I think we're both over our individual restructuring plans and we have momentum in the marketplace. And the market is accelerating towards the trends I mentioned. It's a converged market. Something like only less than 30% of the operators are mobile pure play only. Something like less than 30% of CapEx in our industry is mobile pure play only. So that was not a feasible strategy for the very long term. I needed to have a strong position in fixed. We needed to have a strong position in IP routing. And given that we are now approaching this from a position of strength, with momentum in the market, this is probably the best time. Timo Ihamuotila - Nokia Oyj - EVP and Group CFO And regarding the all-stock questions, so, first of all, of course, all transactions need two parties to discuss a transaction, I'll just mention that. And then, an all-stock transaction, of course, provides opportunity for both companies' shareholders to participate on the future upside potential of the combined entity. Then, a second thing is that when we look at the capital structures of both companies they are, I would say, maybe a word complex can be used in this context, a little bit unusual. And, in the sense, we feel that this is the best way to move forward. And, as I said earlier, we will first get to closing of the transaction and then we will launch a new capital structure optimization program for the combined entity when we really have a handle what would be the optimal capital structure for this entity. 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 15, 2015 / 7:00AM, ALU.PA - Alcatel Lucent SA and Nokia Oyj To Combine To Create An Innovative Leader In Next-Generation Technology And Services For An IP Connected World M&A Call

Operator Francois Meunier, Morgan Stanley. Francois Meunier - Morgan Stanley - Analyst I have a question about patents, and the opportunity here. I think Nokia has been talking a lot about the perceived opportunities they have in patents, and it looks like there are some headwinds at the moment with apparently Apple trying to pay less. So the question is really the number of patents is probably doubling now for Nokia in the new merged entity. Shall we assume that you will be better than Alcatel in the past at monetizing those patents? And shall we dream about your patents' revenues doubling? Rajeev Suri - Nokia Oyj - President and CEO All I'll say is that we believe that Nokia Technologies is a significant driver of value creation going forward, and our focus on IP licensing as a whole remains completely unchanged. So, Nokia Technologies will not disturbed, distracted, or touched, as such, by this acquisition. Timo Ihamuotila - Nokia Oyj - EVP and Group CFO And maybe a bit more on the patents. So basically, again, looking at any patent portfolio will require thinking through the restructuring of the transaction. And there are other elements to take into account, as well. Important point to make is that Nokia will continue to license in accordance with its well-established [brand] commitment to the market. And, as Rajeev said, there will be no change regarding the value-creation opportunity we see ahead of us regarding Nokia Technologies. Operator Sandeep Deshpande, JPMorgan. Sandeep Deshpande - JPMorgan - Analyst A quick two questions, if I may. [Having known] combined entity is going to have a considerable amount of cash. You're talking about -- you've announced today that you have got a business strategic review of [here], which could generate further cash for the combined entity, so what is the need for such a large amount of net cash on the balance sheet of this combined entity? And what are the plans to do with that cash? And secondly, my question regarding the ongoing businesses, both Rajeev and Michel, you've got -- both got momentum in your respective businesses in IP routers for Alcatel and in wireless for Nokia. Will that be maintained through this integration process, because that normally is the casualty when two major merger like this occurs? Timo Ihamuotila - Nokia Oyj - EVP and Group CFO Okay, thanks, Sandeep. First, on the cash, first of all, it's worth noting that the number what we gave regarding the cash was assuming, repeat, assuming, that all of the Nokia, as well as Alcatel, convertible bonds would have converted in full. So, there is quite a bit of variation, as I said, in the capital structure. And that's why I repeat that we will continue to strive for all investment grade rating longer term to support the Company's long-term business with its long-term customers, signaling the strength of the Company; and simultaneously, we continue to drive to have an efficient capital structure. 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 15, 2015 / 7:00AM, ALU.PA - Alcatel Lucent SA and Nokia Oyj To Combine To Create An Innovative Leader In Next-Generation Technology And Services For An IP Connected World M&A Call

And that means that once this is completed, from now, referring to the transaction, we will relook at what is the so-called new capital structure optimization program for the combined entity. Rajeev Suri - Nokia Oyj - President and CEO Yes, Sandeep, good question on [are there any] distraction. You know, both the restructuring plans, the Shift Plan in Alcatel-Lucent and ours, were fundamentally designed to change the way we operate. So it strengthened our mode of operations; it wasn't just a cost cutting plan, in my view. And through that, we did a lot of restructuring, yet we found momentum in the market, we increased our R&D efficiency. Our quality is the best it's been in five years, quality of products and services, and so on, and so forth. And we have recently been in growth mode, as well. So we know -- well, I'm not going to undermine this, this is an important point, and we are acutely aware, through experience, of how distraction can affect operations. But both of us are acutely aware of the fact that we can run integration planning on the side, as well as continue winning and operating in the marketplace, and we just have to do this. The devil's in the detail, but the operating model of Nokia, and I think Alcatel-Lucent's operating model, allows for managing both in parallel. Michel Combes - Alcatel-Lucent SA - CEO I just subscribe completely to what Rajeev has just mentioned and explained a little bit earlier during the call. Meaning that during this period, which will last between nine to 12 months, I guess we are very keen, on both sides, to continue to be ambitious and to maintain the momentum of both companies, which is very good, very strong for both of us, and to make sure that we will continue to win and to get successes. And, in the same token, to have this work on preparing the full integration, because, of course, what you want is not to lose any single minute, the combination can be really done. So you can expect, from both management teams, to be focused on those two priorities. And I think that, as Rajeev has said for Nokia, Alcatel-Lucent is really organized and [skilled] in order to do that, and to be able to proceed in those two directions at the same stage. So expect from us to remain extremely strong in the marketplace; no room for competitors. Rajeev Suri - Nokia Oyj - President and CEO One more thing, I think we're even more vigilant than ever before, given our learning experiences. So we'll bring that to bear. And I will say that employees, and we do our survey every month on the Nokia side, I know you're also doing these sorts of surveys, Michel, and basically what they say is that our people are very capable of change. Because that's what we've been doing over the last five years. And this bodes very well in the deep roots of the culture. Sandeep Deshpande - JPMorgan - Analyst Thanks. Operator Alexandre Peterc, Exane BNP Paribas. 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 15, 2015 / 7:00AM, ALU.PA - Alcatel Lucent SA and Nokia Oyj To Combine To Create An Innovative Leader In Next-Generation Technology And Services For An IP Connected World M&A Call

Alexandre Peterc - Exane BNP Paribas - Analyst I'd just like to turn back a little bit more to the synergies that you announced. Looking at your products, obviously, the only area of major overlap is wireless. So, is it fair to expect that in R&D the biggest chunk of your cost takeout will be precisely in wireless? And do that mean you are going to scale down the 5G R&D of old Nokia in France as the main center of excellence of 5G, or you need to transfer to France? And do you expect that to affect in any way your ability to set a position in the elaboration of standard for 5G, which has been defined just as you are going more into this major restructuring? Thank you. Timo Ihamuotila - Nokia Oyj - EVP and Group CFO So, maybe I'll start here. Regarding the synergies, again, it is not only R&D, so, again, organizational streamlining, as was discussed. So these are in areas like also, naturally, corporate. Also, when we look at the sales channel there are areas on those areas. We also mentioned general overhead costs, like real estate, IT, and so forth, procurement, and then we came to R&D. And you're correct to say that the biggest synergy opportunity is wireless, but I think it's way too early to start to talk about where this could happen. We will, of course, plan this in conjunction with the relevant councils around the world. And we need to think what are the right basis then to look for the synergies. Rajeev Suri - Nokia Oyj - President and CEO Then, typically, for 5G, and so on, we have some global technology centers. We take a five-year view. We look at where the world is going; we look at the cost structure; we look at where the talent is available, and that's how we plan how to defragment over time. So [for this industry] for 4G and 5G, France, we have talked about center of excellence. We have some of that in Germany as well, and that's just the way that business goes. It could be that we do a lot of observance and have the scientists and mathematicians from France that will help us make the deep routed (inaudible) that are important for the future; it might be we do other stuff in Finland. But we've done that half-a-dozen times before, so that at least we know how to do pretty well. Operator Johannes Schaller, Deutsche Bank. Johannes Schaller - Deutsche Bank - Analyst I just wanted to ask if you could talk a little bit about how you look at potential cash generation of the new combined business. Clearly, at Nokia, with a very decent cash generation in the past, and now Alcatel had some challenges, so if you could give us, maybe, an indication how you think about that. And also, with potentially some more restructuring costs coming, do you see a risk that you could actually burn cash for a short period of time as well with the combined business over the next few years as you try to achieve your cost savings? Thank you. Timo Ihamuotila - Nokia Oyj - EVP and Group CFO Okay, thanks, Johannes. I think it's very, very early days to discuss about this particular topic. 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 15, 2015 / 7:00AM, ALU.PA - Alcatel Lucent SA and Nokia Oyj To Combine To Create An Innovative Leader In Next-Generation Technology And Services For An IP Connected World M&A Call

We said that in our model we expect to have 1 times restructuring cost related to the expected cost savings, so that we have said. And then, when we look at the cash generation, clearly, that is mostly dependent on the operating profitability of the Company. And we also said that if we would calculate in the assumed cost savings the operating margin, the non-IFRS operating margin of the Company, then we simply look back on the 2014 numbers in the plan topping 12%. So, these are really the numbers to work with. Johannes Schaller - Deutsche Bank - Analyst Understood. Thank you. Matt Shimao - Nokia Oyj - Head of IR Thank you, Johannes. And, with that, I'd like to turn the call back over to the Rajeev for closing remarks. Rajeev Suri - Nokia Oyj - President and CEO Thank you, Matt. And thanks, to all of you, for your very good questions. As I'm sure you can imagine, the last few weeks have been more than a little hectic, and in such times it is easy to lose sight of the big picture. The forest of the logic of a transaction can get lost in the trees of contract details, financial terms, even investor call preparation, so last night I went back to my hotel and took a moment to reflect on what got us here and why this makes sense. What got us here is simple: we see a world where technology is changing fast; where the long rumored convergence is really happening; where there will be no boundaries between fixed and mobile; where consumers want a seamless network experience; where there will be one network for everything. And that is why this deal makes sense. At Nokia, we have made a virtue of being a focused mobile networks player that has worked well, and we believe it still could. But we also believe there is a better way, and that is with the transaction that we have announced today. Now, I won't repeat the rationale, but I think the notes I made last night, say it all: massive innovation capability; scope to provide seamless connectivity; scale for profitable growth; global reach to customers, old and new; a commitment to operational excellence. And one more point, our people. In my letter to Nokia employees today, I said that I've never worked with a more motivated and engaged team; a team that finds ways, time and time again, to find new energy, new change, and new ambition. At the right time, I look forward to meeting the employees of Alcatel-Lucent, as those I have met are an exceptional extraordinary bunch. Employees at both companies have shown that they have the grit, to use a Finnish word, they have shown sisu, and they've all made us a difference; and I know they will have a spirit that will keep us at the forefront of some of the most interesting technological changes in the world, changes that will put us clearly at the heart of enabling the human possibilities of technology. With that, thank you very much, and have a great, wonderful day. Matt Shimao - Nokia Oyj - Head of IR Ladies and gentlemen, this concludes our conference call. I would like to remind you that during the conference call today we have made a number of forward-looking statements that involve risks and uncertainties, actual results may, therefore, differ materially from the results currently expected. 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 15, 2015 / 7:00AM, ALU.PA - Alcatel Lucent SA and Nokia Oyj To Combine To Create An Innovative Leader In Next-Generation Technology And Services For An IP Connected World M&A Call

Factors that could cause such differences can be both external, such as general economic and industry conditions, as well as internal operating factors, such as the ability of Nokia to integrate Alcatel-Lucent into Nokia operations. We have identified these in more detail on pages 74 to 89 of our 2014 annual report on Form 20F, our stock exchange release issued today, as well as other filings with the US Securities and Exchange Commission by Nokia and Alcatel-Lucent. Thank you. Operator And this concludes today's conference call. You may now disconnect. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2015, Thomson Reuters. All Rights Reserved. 5685301-2015-04-15T12:10:00 19 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. APRIL 15, 2015 / 7:00AM, ALU.PA - Alcatel Lucent SA and Nokia Oyj To Combine To Create An Innovative Leader In Next-Generation Technology And Services For An IP Connected World M&A Call

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by Nokia and Alcatel-Lucent shareholders; the target annual run rate cost synergies for the combined group; expected customer reach of the combined group; expected financial results of the combined group, including potential negative synergies; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; transaction timeline, including the Nokia shareholders’ meeting; expected governance structure of the combined group; Nokia’s commitment to conducting business in France and China; future commitment to Bell Labs; ability to manage the combined group’s capital structure; the management of the combined group’s patent portfolio. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent in any jurisdiction.  This document is not  a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this document has not yet commenced.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The tender offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.